UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the period of March 2008

Commission File Number: 0-51212

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(Translation of registrant's name into English)

JET GOLD CORP.

Suite 1102, 475 Howe Street, Vancouver, B.C. V6C 2B3

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated March 19, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2008	Jet Gold Corp. Signed: Robert L. Card ----------------------------------- Name: Robert L. Card, Title: President

Jet Gold Corp

Suite 1102 - 475 Howe Street

Vancouver, BC   V6C 2B3

Telephone (604) 687-7828

Facsimile (604) 687-7848

jetgoldcorp@shaw.ca

www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

JET GOLD NASKEENA DRILLING UPDATE

March 19, 2008 - Jet Gold Corp. (TSX-V: JAU) (the “Company”) is pleased to report that it has executed a diamond drilling contract for further development at the Naskeena coal project. The contract covers a first phase program of 10,000 feet and a like amount in a second phase.  The Company has laid out a potential 80 drill hole program on the Naskeena coal project..   Drilling is to begin as weather permits in the area.

Now that the Company has a firm contract with a local driller, the Company is poised for a full season of work on its coal property in NW British Columbia.  With a current high demand for coal, the Company’s work program is expected to capitalize on this trend.

The Company completed a NI 43-101 compliant report on 2007 activities.  The report recommends additional exploration and drilling on the Naskeena Coal Project.  The Report will be posted on the Company’s website at www.jetgoldcorp.com.

The Naskeena Project encompasses an area of approximately 17 square miles and is located 60 kilometers from Terrace, BC adjacent to a paved highway and about 160 kilometers from the coal port at Prince Rupert, BC. Two previous historical reports on the property have suggested a potential large tonnage resource of high grade coal, however, these reports were only estimates and not 43-101 compliant

Alex Burton, P.Eng., an independent person to the Company, is a qualified person as defined by NI 43-101, reviewed the contents of the news release

On behalf of the Board of Directors

Jet Gold Corp.

“Robert L. Card”

Robert L. Card

President

Investor Contact:

Robert L. Card

Jet Gold Corp.

604-687-7828, 1-888-687-7828

Jetgoldcorp@shaw.ca

www.jetgoldcorp.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy of this news release